EXHIBIT 12

AT&T INC.

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

Dollars in Millions

	Three Months Ended March 31, (Unaudited)		Year Ended December 31,
	2011	2010	2010	2009	2008[1]	2007	2006
Earnings:
Income (loss) from continuing operations before income taxes	$5,270	$5,401	$18,238	$18,518	$(4,572)	$27,186	$18,638
Equity in net income of affiliates included above	(249)	(217)	(762)	(734)	(819)	(692)	(2,043)
Fixed charges	1,176	1,196	4,786	5,071	4,943	4,489	2,166
Distributed income of equity affiliates	16	17	161	317	164	395	97
Interest capitalized	(35)	(184)	(772)	(740)	(659)	(171)	(73)

Earnings, as adjusted	$6,178	$6,213	$21,651	$22,432	$(943)	$31,207	$18,785

Fixed Charges:
Interest expense	$846	$765	$2,994	$3,368	$3,369	$3,460	$1,800
Interest capitalized	35	184	772	740	659	171	73
Dividends on preferred securities	—	—	—	—	4	3	3
Portion of rental expense representative of interest factor	295	247	1,020	963	911	855	290

Fixed Charges	$1,176	$1,196	$4,786	$5,071	$4,943	$4,489	$2,166

Ratio of Earnings to Fixed Charges	5.25	5.19	4.52	4.42	—	6.95	8.67

1 Earnings were not sufficient to cover fixed charges in 2008. The deficit was $943.